Cadence Bancorporation

2800 Post Oak Boulevard, Suite 3800

Houston, Texas 77056

February 6, 2018

VIA EDGAR

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti

Re:	Cadence Bancorporation
Registration Statement on Form S-1
Filed February 2, 2018
File No. 333-222824

Dear Ms. Anagnosti,

Reference is made to our letter, filed as correspondence via EDGAR on February 2, 2017, in which we requested the acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-222824) (the “Registration Statement”) of Cadence Bancorporation (the “Company”) to 5:30 p.m., New York City time, on February 5, 2018, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Mark F. Veblen of Wachtell, Lipton, Rosen & Katz at (212) 403-1396 with any questions you may have concerning this request.

Sincerely,

CADENCE BANCORPORATION

By:	/s/ Jerry W. Powell
Name:	Jerry W. Powell
Title:	Executive Vice President and General Counsel

cc:	Wachtell, Lipton, Rosen & Katz
Mark F. Veblen